UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _) *

Provident Bancorp, Inc. (PVBC)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74383X109
(CUSIP Number)

01/25/2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	74383X109		Page 2 of 11
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	Financial Opportunity Fund LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	107,628 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	107,628 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	107,628 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.12%
12		TYPE OF REPORTING PERSON	OO

(1) Consists of 107,628 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.

CUSIP No .	74383X109		Page 3 of 11
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	Financial Hybrid Opportunity Fund LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	162,493 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	162,493 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	162,493 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.69%
12		TYPE OF REPORTING PERSON	OO

(1)	Consists of 162,493 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.

CUSIP No .	74383X109		Page 4 of 11
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	Financial Hybrid Opportunity SPV I LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	238,631 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	238,631 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	238,631 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.48%
12		TYPE OF REPORTING PERSON	OO

(1)	Consists of 238,631 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC.

CUSIP No .	74383X109		Page 5 of 11
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	FJ Capital Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	520,985 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	520,985 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	520,985 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.41%
12		TYPE OF REPORTING PERSON	IA

(1)	Consists of 107,628 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 162,493 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, and 238,631 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I Fund LLC, of which FJ Capital Management LLC is the managing member, 12,233 shares common stock of the Issuer held by other managed accounts that FJ Capital Management manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No .	74383X109		Page 6 of 11
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	Martin Friedman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	520,985 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	520,985 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	520,985 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.41%
12		TYPE OF REPORTING PERSON	IN

(1)	Consists of 107,628 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 162,493 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, and 238,631 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I Fund LLC, of which FJ Capital Management LLC is the managing member, 12,233 shares common stock of the Issuer held by other managed accounts that FJ Capital Management manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

CUSIP No .	74383X109	Page 7 of 11

Item 1(a).	Name of Issuer:

Provident Bancorp, Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Market Street Amesbury, MA 01913

Item 2(a).	Name of Person Filing:

FJ Capital Management, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Financial Opportunity Fund LLC

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Financial Hybrid Opportunity Fund LLC

1313 Dolley Madison Blvd, Ste 306

McLean, VA 22101

Financial Hybrid Opportunity SPV I LLC

1313 Dolley Madison Blvd, Ste 306

McLean, VA 22101

FJ Capital Management, LLC

1313 Dolley Madison Blvd, Ste 306

McLean, VA 22101

Martin S. Friedman

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Item 2(c).	Citizenship:

Financial Opportunity Fund LLC, Financial Hybrid Opportunity Fund LLC, Financial Hybrid Opportunity SPV I LLC and FJ Capital Management LLC – Delaware limited liability companies
Martin S. Friedman – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

CUSIP No .	74383X109	Page 8 of 11

Item 2(e).	CUSIP Number:

74383X109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

Financial Opportunity Fund LLC – 107,628 shares

Financial Hybrid Opportunity Fund LLC – 162,493 shares

Financial Hybrid Opportunity SPV I LLC – 238,631 shares

FJ Capital Management LLC – 520,985 shares

(b)	Percent of class:

Financial Opportunity Fund LLC – 1.12% Financial Hybrid Opportunity Fund LLC – 1.69% Financial Hybrid Opportunity SPV I LLC – 2.48% FJ Capital Management LLC – 5.41%

CUSIP No .	74383X109	Page 9 of 11

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

All Reporting Persons – 0

	(ii)	Shared power to vote or to direct the vote

Financial Opportunity Fund LLC – 107,628 shares

Financial Hybrid Opportunity Fund LLC – 162,493 shares

Financial Hybrid Opportunity SPV I LLC – 238,631 shares

FJ Capital Management LLC – 520,985 shares

	(iii)	Sole power to dispose or to direct the disposition of

All Reporting Persons – 0

	(iv)	Shared power to dispose or to direct the disposition of

Financial Opportunity Fund LLC – 107,628 shares

Financial Hybrid Opportunity Fund LLC – 162,493 shares

Financial Hybrid Opportunity SPV I LLC – 238,631 shares

FJ Capital Management LLC – 520,985 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary

CUSIP No .	74383X109	Page 10 of 11

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No .	74383X109	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 1/31/2019

Financial Opportunity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FINANCIAL HYBRID OPPORTUNITY FUND LLC

By: FJ Capital Management LLC, its Managing Member

BY: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FINANCIAL HYBRID OPPORTUNITY SPV I LLC

By: FJ Capital Management LLC, its Managing Member

BY: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FJ Capital Management LLC

By: /s/ Martin S. Friedman

Name: Martin Friedman

Title: Managing Member

/s/ Martin S. Friedman

MARTIN S. FRIEDMAN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)